SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL REPORT  PURSUANT TO SECTION  15(d) OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1993

                                      OR

                                  TRANSITION REPORT PURSUANT TO  SECTION 15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

             AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN


DECEMBER 31, 1993




Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statement of Net Assets Available for Benefits .........................  2
   Statement of Changes in Net Assets Available for Benefits ..............  4
   Notes to Financial Statements ..........................................  6

Schedules

   Assets Held for Investment ............................................. 13
   Reportable Transactions ................................................ 14

Signature Page ............................................................ 15

Appendix:  Consent of Independent Auditors ................................ 17

                                       Report of Independent Auditors



Administrative Board
American General Employees' Thrift and Incentive Plan


We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                                 ERNST & YOUNG

Houston, Texas
May 25, 1994

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1993


In thousands

                                                             Asset      Equity
                                         Stock      Cash   Allocation   Index
                               Total     Fund       Fund      Fund       Fund
Assets
 Investments
   American General Corpor-
     ation common stock
     (3,768,898 shares) ...   $107,885  $107,885   $     -   $    -    $    -
   American General Life
     Insurance Company
     deposit administration
     group annuity contract     40,091         -    40,091        -         -
   American General Series
     Portfolio Company -
     Timed Opportunity Fund
     (406,998 shares) .....      4,579         -         -    4,579         -
   American General Series
     Portfolio Company -
     Stock Index Fund
     (173,198 shares) .....      2,556         -         -        -     2,556
   Short-term investments .        456       377        63       11         5
     Total investments ....    155,567   108,262    40,154    4,590     2,561
Receivables
   Interfund transfers ....         81        61        17        1         2
   Other ..................          7         2         4        -         1
     Total assets .........    155,655   108,325    40,175    4,591     2,564

Liabilities
 Payables
   Participating companies
     from forfeitures .....        180       180         -        -         -
   Excess contribution
     refunds ..............        421       400        18        2         1
   Excess contribution
     forfeitures ..........         39        39         -        -         -
   Purchase of securities .        290       290         -        -         -
   Interfund transfers ....         81        16        48        3        14
   Other ..................          2         1         1        -         -
     Total liabilities ....      1,013       926        67        5        15

Net assets available for
  benefits ................   $154,642  $107,399   $40,108   $4,586    $2,549


The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1992


In thousands

                                                             Asset      Equity
                                         Stock      Cash   Allocation   Index
                               Total     Fund       Fund      Fund       Fund
Assets
 Investments
   American General Corpor-
     ation common stock
     (3,697,666 shares) ....  $105,384  $105,384   $     -   $    -    $    -
   American General Life
     Insurance Company
     deposit administration
     group annuity contract     31,079         -    31,079        -         -
   American General Series
     Portfolio Company -
     Timed Opportunity Fund
     (333,048 shares) ......     3,607         -         -    3,607         -
   American General Series
     Portfolio Company -
     Stock Index Fund
     (70,336 shares) .......       974         -         -        -       974
   Short-term investments ..       262       243         4       13         2
     Total investments .....   141,306   105,627    31,083    3,620       976
 Receivables
   Interfund transfers .....     2,119        27     1,887       12       193
   Other ...................        91        16        66        6         3
     Total assets ..........   143,516   105,670    33,036    3,638     1,172

Liabilities
 Payables
   Participants ............       711       549       147       14         1
   Participants of withdrawn
     companies .............         6         6         -        -         -
   Participating companies
     from forfeitures ......        65        65         -        -         -
   Excess contribution
     refunds ...............       349       337        10        2         -
   Excess contribution
     forfeitures ...........        43        43         -        -         -
   Purchase of securities ..       155       155         -        -         -
   Interfund transfers .....     2,119     2,072        41        6         -
   Other ...................         1         1         -        -         -
     Total liabilities .....     3,449     3,228       198       22         1

Net assets available for
  benefits .................  $140,067  $102,442   $32,838   $3,616    $1,171

The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1993


In thousands

                                                               Asset    Equity
                                           Stock     Cash   Allocation  Index
                                Total      Fund      Fund      Fund      Fund
Additions to net assets
  Investment income
    Dividends ............... $  4,302   $  4,020  $     -   $  218     $   64
    Interest ................    2,673         20    2,651        1          1
    Net appreciation
      (depreciation) in fair
      value of investments ..   (4,086)    (4,315)       -      116        113
      Total investment
        income (loss) .......    2,889       (275)   2,651      335        178
  Contributions
    Companies' ..............    6,986      6,986        -        -          -
    Participants' ...........   12,746      3,365    7,167    1,203      1,011
      Total contributions ...   19,732     10,351    7,167    1,203      1,011
        Total additions .....   22,621     10,076    9,818    1,538      1,189

Deductions from net assets
  Benefits
    American General Corpor-
      ation common stock
      (268,496 shares) ......    4,464      4,464        -        -          -
    Cash ....................    2,739         50    2,361      282         46
  Forfeitures ...............      849        849        -        -          -
  Other .....................       (6)        (6)       -        -          -
        Total deductions ....    8,046      5,357    2,361      282         46

Interfund transfers .........        -        238     (187)    (286)       235

        Net increase ........   14,575      4,957    7,270      970      1,378

Net assets available for
  benefits
        Beginning of year ...  140,067    102,442   32,838    3,616      1,171

        End of year ......... $154,642   $107,399  $40,108   $4,586     $2,549


The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1992


In thousands

                                                              Asset     Equity
                                           Stock     Cash  Allocation   Index
                                Total      Fund      Fund     Fund      Fund
Additions to net assets
  Investment income
    Dividends ............... $  3,990   $  3,882  $     -   $   88     $   20
    Interest ................    2,087         18    2,066        2          1
    Net appreciation
      (depreciation) in fair
      value of investments ..   19,108     19,226        -     (143)        25
      Total investment
        income (loss) .......   25,185     23,126    2,066      (53)        46
  Contributions
    Companies' ..............    6,878      6,878        -        -          -
    Participants' ...........   11,987      2,658    7,749    1,372        208
      Total contributions ...   18,865      9,536    7,749    1,372        208
        Total additions .....   44,050     32,662    9,815    1,319        254

Deductions from net assets
  Benefits
    American General Corpor-
      ation common stock
      (416,528 shares) ......    6,179      6,179        -        -          -
    Cash ....................    3,375         56    2,968      345          6
  Forfeitures ...............      771        771        -        -          -
  Other .....................       (4)        (2)      (2)       -          -
        Total deductions ....   10,321      7,004    2,966      345          6

Interfund transfers .........        -     (5,209)   4,272       14        923

        Net increase ........   33,729     20,449   11,121      988      1,171

Net assets available for
  benefits
        Beginning of year ...  106,338     81,993   21,717    2,628          -

        End of year ......... $140,067   $102,442  $32,838   $3,616     $1,171


The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are based on published market prices. Fair values of other investments not having an established market are reported as follows: 1) investment in American General Life Insurance Company (American General Life) deposit administration group annuity contract at contract value, which represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits; 2) investments in the American General Series Portfolio Company (AGSPC) Timed Opportunity and Stock Index Funds at net asset value; and 3) short-term investments at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly-owned subsidiaries of American General.

Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting. Purchases and sales are recorded on a trade-date basis. The cost of securities sold on the open market is determined using the average cost method.

Contributions are recorded as income on the date that they become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants and related forfeitures are recorded upon distribution at the cost of the assets distributed or forfeited.

Due to a clarification in the application of an accounting principle, benefits payable to participants are no longer accrued as liabilities in the 1993 financial statements.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides a more complete description of the Plan's provisions. For additional information concerning the Plan, contact the Corporate Benefits Department of American General.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried employees are eligible to participate in the Plan upon completion of one year of service or upon attainment of age thirty-five. Non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by the Companies.

Investments are held in a bank-administered master trust fund.

Investment Options

The Plan was amended effective June 27, 1992 to allow for investment in shares of the AGSPC Stock Index Fund (Equity Index Fund). In addition, the Plan's investment in units of VALIC Separate Account A, Division 5, which invested solely in shares of the AGSPC Timed Opportunity Fund, was converted to an investment in shares of the AGSPC Timed Opportunity Fund (Asset Allocation
Fund) in 1992.

Participants may elect to have their contributions invested in one of four funds or a combination of two funds. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) the Asset Allocation Fund; or 4) the Equity Index Fund. The Companies' contributions are invested solely in the Stock Fund.

Amounts which have not yet been used to purchase investments in either common stock, the deposit administration contract, the Timed Opportunity Fund, or the Stock Index Fund are temporarily invested in money-market fund investments. Income from these investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employees' basic contribution as determined annually by the Personnel Committee of the American General Board of Direc-tors.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Effective June 27, 1992, participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received. Prior to June 27, 1992, changes and transfers were allowed less frequently.

Contribution Limitations

For 1993, the total amount of participant pretax contributions was limited to $8,994. For 1994, these contributions will be limited to $9,240. Additional-ly, the total amount of annual participant and company contributions (includ-ing forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1993, the total amount of base pay that could be used in determining contributions under the Plan was $235,840. This amount was decreased to $150,000 for 1994.

ERISA and the IRC provide that plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individu-als will receive refunds of contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m).

Amounts in excess of the limits discussed above are designated on the State-ment of Net Assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.

Participant Accounts

Each participant's account is credited with the participant's and Companies' contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. A participant is entitled to the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contribu-tions and the earnings thereon at the rate of two percent per month of plan participation after one year of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retire-ment, attainment of age 65, total disability, or death.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent is only required if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment on or after February 1, 1989 forfeit their nonvested interest in company contributions on the earlier of (1) the distri-bution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. For participants who terminated prior to February 1, 1989, amounts not vested upon termination are forfeited after incurring five consecutive one-year breaks in service. Forfeitures are available to reduce future company contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan.

Plan Members

At December 31, 1993, 6,534 participants were actively contributing to the Plan.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS--Continued


NOTE C--CONTRIBUTIONS


Contributions from companies and participants were as follows:

For the Year Ended December 31, 1993

In thousands
                                                   Company                 Participant
                                                                                           Asset     Equity
                                                   Stock                Stock     Cash   Allocation   Index
                                                   Fund       Total     Fund      Fund      Fund      Fund
American General Corporation ................     $  593    $ 1,219    $  412    $  548    $   93    $  166
American General Finance, Inc. ..............      3,023      5,313     1,095     3,320       662       236
American General Investment Corporation .....        247        419       107       203        67        42
American General Life and Accident
  Insurance Company .........................      1,072      1,890       647     1,063       106        74
American General Life Insurance Company .....        836      1,523       566       790       101        66
American General Life Insurance Company
  of New York ...............................        142        255       113       125        14         3
American General Realty Investment
  Corporation (A) ...........................          8         19         4         8         2         5
American-Amicable Life Insurance Company of
  Texas .....................................         81        327        10       107         5       205
Cinco Ranch Development Corporation (B) .....          1          1         -         1         -         -
CommoLoCo, Inc. .............................         93        126         -       126         -         -
The Variable Annuity Life Insurance Company .        890      1,654       411       876       153       214
    Total contributions .....................     $6,986    $12,746    $3,365    $7,167    $1,203    $1,011

(A)  Effective December 26, 1992, American General Realty Investment Corporation adopted the Plan.
(B)  Effective January 11, 1993, employees of Cinco Ranch Development Corporation were transferred to
     American General Realty Investment Corporation and American General Investment Corporation.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS--Continued


NOTE C--CONTRIBUTIONS--Continued


Contributions from companies and participants were as follows:

For the Year Ended December 31, 1992


In thousands

                                                   Company                  Participant

                                                                                          Asset     Equity
                                                  Stock                Stock     Cash   Allocation  Index
                                                  Fund       Total     Fund      Fund      Fund      Fund

American General Corporation ................    $  616    $ 1,147     $ 355    $  635    $   92    $ 65
American General Finance, Inc. ..............     2,929      5,054       660     3,581       771      42
American General Investment Corporation .....       230        470        97       291        76       6
American General Life and Accident
  Insurance Company .........................     1,115      1,891       650     1,110       113      18
American General Life Insurance Company .....       870      1,516       503       857       132      24
American General Life Insurance Company of
  New York ..................................       149        246        95       139        11       1
American-Amicable Life Insurance Company of
  Texas .....................................        83        133        17       106         7       3
Cinco Ranch Development Corporation .........        22         29         5        16         8       -
CommoLoCo, Inc. .............................       103        141         -       141         -       -
The Variable Annuity Life Insurance Company .       761      1,360       276       873       162      49
    Total contributions .....................    $6,878    $11,987    $2,658    $7,749    $1,372    $208

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE D--FEDERAL INCOME TAXES

On September 6, 1991, the Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective November 14, 1990, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. American General will request a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determination will be received.

At December 31, 1993, a difference of $367,010 exists between the financial information contained herein and the financial information disclosed in the Form 5500 filing due to the accounting treatment of benefits payable to participants in the 1993 audited financial statements (see Note A).


NOTE E--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE F--STOCK SPLIT

On February 4, 1993, American General's Board of Directors declared a two-for-one stock split effected in the form of a 100 percent common stock dividend, paid March 1, 1993, to shareholders of record on February 16, 1993. The stock distribution was reflected in the December 31, 1992 financial statements of the Plan.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1993


In thousands

                                                                      Fair
        Issuer                      Description             Cost      Value

American General             3,768,898 shares of         $ 78,050   $107,885
  Corporation                  common stock

American General Life        Deposit administration        40,091     40,091
  Insurance Company            group annuity contract;
                               guaranteed rate of 6.85%
                               through April 1, 1994
                               and 6.35% through
                               March 31, 1995

American General Series      406,998 shares of the          3,993      4,579
  Portfolio Company            Timed Opportunity Fund

American General Series      173,198 shares of the          2,433      2,556
  Portfolio Company            Stock Index Fund

State Street Bank            Short-term investment            456        456
  & Trust Company              in money-market fund
                                                         $125,023   $155,567

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AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1993


In thousands

                                                                   Amount of
Party Involved                        Description                 Transaction

State Street Bank        Purchases of money-market fund             $23,262
  & Trust Company          investments in 353 transactions

State Street Bank        Sale of money-market fund                   23,068
  & Trust Company          investments in 292 transactions

American General Life    Contributions and interest to the            9,329
  Insurance Company        deposit administration group annuity
                           contract in 51 transactions

American General Life    Withdrawal from the deposit admin-             358
  Insurance Company        istration group annuity contract in
                           2 transactions

(B)                      266,965 shares of American General           8,134
                           Corporation common stock purchased
                           in 31 transactions (C)

(B)                      206,714 shares of American General           6,526
                           Corporation common stock repurchased
                           from various individuals who withdrew
                           from or terminated participation in
                           the Plan in 59 transactions (C)

(B)                      129,247 shares of American General           3,765
                           Corporation common stock sold in 9
                           transactions at a gain of $1,325 (C)

(B)                      61,782 shares of American General              864
                           Corporation common stock distributed
                           to various individuals who withdrew
                           from or terminated participation in
                           the Plan in 16 transactions (C)


(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor Rules and Regulations.

(B)  Parties  involved are not  presented, as permitted  by Section 2520.103-6
     (d)(1)(i) of the Department of Labor Rules and Regulations.

(C)  Share amounts reflect the two-for-one stock split (see Note F).
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                                    - 14 -
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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                   AMERICAN GENERAL EMPLOYEES'
                                                   THRIFT AND INCENTIVE PLAN





June 20, 1994                                      AUSTIN P. YOUNG
                                                   Austin P. Young, Member of
                                                   the Administrative Board



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                                   Appendix


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                                    - 16 -
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                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39200) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated May 25, 1994, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                                 ERNST & YOUNG




June 17, 1994



























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